SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Notice to the Market” dated on December 28, 2010.

(São Paulo – Brazil; December 28, 2010) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs:

NOTICE TO THE MARKET

Vivo Participações S.A. (“Vivo Part.”) and Telecomunicações de São Paulo S.A. – Telesp ("Telesp") (jointly referred to as “Companies”), in regard to the Notice of Material Fact as of December 27, 2010 regarding the Corporate Restructuring described thereof, clarify that, as stated in article 137, Paragraph 1st, of Law 6,404/76, the following shareholders that dissent from the transaction will be entitled of the withdrawal right to be exercised as from the date of publication of the minutes of the shareholders’ meeting that approve the Corporate Restructuring: (i) holders of common shares issued by Vivo Part.; and (ii) holders of common and preferred shares issued by Telesp, that hold such shares on December 27, 2010 (including the shares traded on December 27, 2010).

The amount of the reimbursement of shareholders that dissent from the transaction will be disclosed opportunely, jointly with the other conditions of the transaction.

São Paulo, December 28, 2010.

Vivo Participações S.A.
Cristiane Barretto Sales
Investor Relation’s Officer

Telecomunicações de São Paulo S.A. - Telesp
Gilmar Roberto Pereira Camurra
Investor Relation’s Officer

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 28, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director